SCHEDULE B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person within the past sixty days. All transactions were effectuated in the open market through a broker, except where otherwise noted.

OASIS INVESTMENTS II MASTER FUND LTD.

Trade Date	Shares Purchased (Sold)	Price ($)*
04/02/2026	(5,417)	30.11
04/07/2026	(9,400)	30.17
04/08/2026	(3,148)	30.08
04/15/2026	(10,000)	30.29
04/15/2026	(243)	30.70
04/16/2026	(10,000)	30.22
04/16/2026	(10,000)	30.02
04/16/2026	(5,600)	29.95
04/16/2026	(4,188)	30.00
04/17/2026	(10,000)	30.00
04/17/2026	(10,000)	30.03
04/17/2026	(10,000)	30.00
04/17/2026	(14,323)	29.90
04/20/2026	(4,483)	30.02

* Excluding commissions, SEC fees, etc. (rounded to nearest cents).